Exhibit 99.2

For Immediate Release

RRSAT PRESENTS FOURTH QUARTER
AND FULL YEAR 2010 RESULTS

ANNUAL REVENUES INCREASE 9% TOTALING $102 MILLION

Fourth Quarter 2010 Highlights

▪	Revenues for the fourth quarter totaled $25.8 million, a 4% increase YoY and a 5% increase from the previous quarter
▪	Backlog as of December 31, 2010 at $188 million, an $11 million increase from the end of the previous quarter
▪	Board of Directors declares cash dividend of $2.6 million or $0.15 per share

RE’EM, Israel – February 7, 2011 – RRsat Global Communications Network Ltd. (NASDAQ: RRST), a leading provider of comprehensive content management and global distribution services to the television and radio broadcasting industries, today announced its financial results for the fourth quarter and full year ended December 31, 2010.

Fourth Quarter 2010 Results:
Revenues for the fourth quarter of 2010 totaled $25.8 million, an increase of 4% compared with $24.8 million in the fourth quarter of 2009.

Gross Profit for the fourth quarter of 2010 totaled $5.5 million representing gross margins of 21.2%, compared with $6.8 million in the fourth quarter of 2009 representing gross margins of 27.5%.  The decline is attributed to “double illumination,” which also resulted in the purchase of capacity at higher prices and certain excess capacity in the fourth quarter of 2010.  The double illumination occurred when a satellite contract ended and the Company chose to temporarily broadcast over two satellites simultaneously in order to ensure an easy transition period for its customers to switch over to the new satellite.

Operating income for the fourth quarter of 2010 totaled $1.1 million, representing operating margins of 4.4%, compared with operating income of $2.2 million in the fourth quarter of 2009, representing operating margins of 8.8%. The decline in operating margins is partly attributable to the above-mentioned decrease in gross margins and due to an increase in operating expenses resulting from the Company’s decision to strengthen its infrastructure.

Backlog of signed agreements, as of December 31, 2010, was at $188 million, including $79 million of revenues expected to be recognized during 2011, compared to a backlog of $177 at the end of the previous quarter.

Net income on a GAAP basis for the fourth quarter of 2010 was $1.4 million compared with $2.7 million in the fourth quarter of 2009.  Adjusted net income was $1.1 million for the quarter, compared with $2.3 million in the fourth quarter of 2009. Net income per share on a fully diluted basis under GAAP for the quarter was $0.08, compared to $0.16 in the fourth quarter of 2009.  Adjusted net income per share on a fully diluted basis totaled $0.06, compared to $0.13 in the fourth quarter of 2009.

Adjusted EBITDA for the fourth quarter of 2010 totaled $2.9 million, compared with $3.8 million in the fourth quarter of 2009.

Cash, cash equivalents and marketable securities as of December 31, 2010 were $35.6 million, compared with $36.3 million as of September 30, 2010.  The difference in the cash balance was mainly attributed to a positive operating cash flow of $4.2 million, offset by a $4.8 million investment in capital expenditure.

Full Year 2010 Results
Revenues for the full year ended 2010 totaled $102.0 million, an increase of 9% compared with $93.7 million in 2009.  Gross Profit totaled $26.1 million compared with $29.1 million in 2009.  Operating income for 2010 totaled $10.5 million compared with $15.2 million in 2009. Net income on a GAAP basis for 2010 totaled $8.7 million, compared with $11.6 million in 2009. Adjusted EBITDA for 2010 totaled $17.3 million compared with $21.1 million in 2009.  Adjusted net income for 2010 totaled $8.1 million compared with $13.0 million in 2009.

Dividend Distribution:
On February 6, 2011, the Company's Board of Directors declared a cash dividend in the amount of $0.15 per ordinary share, and in the aggregate amount of approximately $2.6 million. The dividend will be payable on March 10, 2011 to all of the Company's shareholders of record at the end of the trading day on the NASDAQ on February 23, 2011. According to the Israeli tax law, the Company will withhold at source, 20% of the dividend amount payable to each shareholder, subject to applicable exemptions. The Company's dividend policy is described in detail in the Company’s most recent Annual Report on Form 20-F for the year ended December 31, 2009.

Guidance for revenue in the first quarter of 2011 is in the range of $25 - $27 million and for full year 2011 in the range of $105 - $110 million.  Guidance for the gross margin in the first quarter of 2011 is set at 23 – 25%.

David Rivel, CEO of RRsat commented, "We have made much progress with our strategic plan this past year.  We grew our revenues, made key strategic alliances such as our BT partnership, grew our customer base to include major networks, and invested in our infrastructure.  Likewise, we are active in high growth segments such as HD broadcast and global sports programming and are also broadening our reach by further extending our fiber network, in addition to our satellite bandwidth.  While we would have preferred to have higher margins these past two quarters, I believe that we will be able to improve this in 2011.  We are pleased with our achievements and remain on track with our core business strategy.

Mr. Rivel continued, “I believe that the investments we have made up until now will significantly contribute to RRsat’s capabilities, reputation and expertise and will thus strengthen our position among the leading global content management providers and distributors.”

Conference Call Information
Conference call scheduled later today, February 7, 2011 at 9:00 am ET (4:00 pm Israel time).  On the call, Mr. David Rivel, Founder & CEO, Mr. David Aber, CFO, and Mr. Lior Rival, VP Sales & Marketing, will review and discuss the results and will be available to answer questions.

To participate, please call one of the following teleconferencing numbers.  Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1-888-668-9141
UK Dial-in Number: 0-800-917-5108
Israel Dial-in Number: 03- 918-0609
International Dial-in Number:  +972-3-918-0609
at:
9:00 am Eastern Time; 6:00 am Pacific Time; 2:00 pm UK Time; 4:00 pm Israel Time

Replay
A replay of the call will be available from the day after the call. A link to the replay will be accessible from RRsat’s website at: www.rrsat.com.  In addition, a telephone replay will be available for two days following the call. To access the telephone replay dial one of the following numbers:

1 888 326 9310 (US) and +972 3 925 5921 (International).

Use of Non- GAAP Financial Measures
RRsat uses two financial measures, adjusted net income and adjusted EBITDA, which are non-GAAP financial measures. RRsat believes that both non-GAAP financial measures are principal indicators of the operating and financial performance of its business. Adjusted net income is calculated based on the net income in our financial statements excluding non-cash equity-based compensation charges recorded in accordance with SFAS 123R, the non-cash income (loss) reflecting changes in the fair value of embedded currency conversion derivatives resulting from the application of SFAS 133 and the resulting income tax (increase) decrease. Adjusted EBITDA is calculated by deducting from net income interest and marketable securities income, currency fluctuation and other financial income (expenses), net, changes in fair value of embedded currency conversion derivatives, other income (expenses), net, and adding non-cash equity-based compensation charge, depreciation and amortization.  Management believes the non-GAAP financial measures (adjusted net income and adjusted EBITDA) provided are useful to investors' understanding and assessment of RRsat’s on-going core operations and prospects for the future. Management uses these non-GAAP financial measures in order to evaluate the performance of the company. However, such measures should not be considered in isolation or as substitutes for results prepared in accordance with GAAP.  In addition, RRsat’s adjusted EBITDA may not be comparable to adjusted EBITDA as reported by other companies.

Reconciliations of the non-GAAP measures (adjusted net income and adjusted EBITDA) to net income, the most comparable GAAP measure, are provided in the schedules attached to this release.

About RRsat Global Communications Network Ltd.

RRsat Global Communications Network Ltd. (NASDAQ: RRST) provides global, comprehensive, content management and distribution services to the rapidly expanding television and radio broadcasting industries. Through its proprietary "RRsat Global Network," composed of satellite and terrestrial fiber optic transmission capacity and the public Internet, RRsat is able to offer high-quality and flexible global distribution services for content providers. RRsat's comprehensive content management services include producing and playing out TV content as well as providing satellite newsgathering services (SNG). RRsat concurrently provides these services to more than 550 television and radio channels, covering more than 150 countries. Visit the company's website www.RRsat.com for more information.

Safe Harbor Statement

This press release contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding (i) the growth of our business and the television and radio broadcasting industries, (ii) our expectation to expand our client base and sell additional services to our existing client base, (iii) our ability to successfully integrate the teleports we acquired, (iv) our ability to report future successes, and (v)  our intention to distribute dividends in the future and the size of any dividends declared. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the companies and the industry as of the date of this press release. The company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements, including the risks indicated in our filings with the Securities and Exchange Commission (SEC). For more details, please refer to our SEC filings and the amendments thereto, including our Annual Report on Form 20-F for the year ended December 31, 2009 and our Current Reports on Form 6-K.

Company Contact Information: David Aber, CFO Tel: +972 8 861 0000 Email: investors@rrsat.com	External Investor Relations Contacts: Ehud Helft / Porat Saar Tel: 1 646 233 2161 rrsat@ccgisrael.com

FINANCIAL TABLES FOLLOW

RRsat Global Communications Network Ltd. and its Subsidiaries
Consolidated Statements of Operations

In thousands except per share data

	Year ended		Three months ended
	Dec-31	Dec-31	Dec-31	Dec-31
	2010	2009	2010	2009

Revenues	$102,027	$93,687	$25,840	$24,784

Cost of revenues	75,962	64,548	20,369	17,976

Gross profit	26,065	29,139	5,471	6,808
Operating expenses
Sales and marketing	6,380	5,554	1,620	1,407
General and administrative	9,194	8,391	2,714	3,229

Total operating expenses	15,574	13,945	4,334	4,636

Operating income	10,491	15,194	1,137	2,172
Interest and marketable securities income	681	639	247	252
Currency fluctuation and other financing
income (expenses), net	(1,268)	299	(327)	(215)
Changes in fair value of embedded currency conversion derivatives	1,254	(1,326)	452	670
Other income, net	-	26	-	1
Income before taxes on income	11,158	14,832	1,509	2,880
Income taxes	2,448	3,254	152	177
Net income	$8,710	$11,578	$1,357	$2,703

Income per Ordinary Share
Basic income per Ordinary Share	0.50	0.67	0.08	0.16

Diluted income per Ordinary Share	0.50	0.67	0.08	0.16

Weighted average number of Ordinary
Shares used to compute basic income per
Ordinary Share	17,330,024	17,310,005	17,339,946	17,319,566

Weighted average number of Ordinary
Shares used to compute diluted income per
Ordinary Share	17,380,677	17,399,324	17,363,138	17,409,797

RRsat Global Communications Network Ltd. and its Subsidiaries
Reconciliation of Adjusted Net Income and Adjusted EBITDA

In thousands except per share data

	Year ended		Three months ended
	Dec-31	Dec-31	Dec-31	Dec-31
	2010	2009	2010	2009
Reconciliation of Net Income to Adjusted Net Income:
Net income - as reported	$8,710	$11,578	$1,357	$2,703
Non-cash equity-based compensation charge	372	415	51	103
Changes in fair value of embedded currency conversion derivatives	(1,254)	1,326	(452)	(670)
Change in deferred tax on embedded derivatives	304	(339)	104	180
Adjusted net income	$8,132	$12,980	$1,060	$2,316

Adjusted net income per diluted ordinary share	$0.47	$0.75	$0.06	$0.13

Reconciliation of Net Income to Adjusted EBITDA:
Net income - as reported	$8,710	$11,578	$1,357	$2,703
Interest and marketable securities income	(681)	(639)	(247)	(252)
Currency fluctuation and other financial (income) expenses, net	1,268	(299)	327	215
Changes in fair value of embedded currency conversion derivatives	(1,254)	1,326	(452)	(670)
Other income, net	-	(26)	-	(1)
Income tax expense	2,448	3,254	152	177
Non-cash equity-based compensation charge	372	415	51	103
Depreciation and amortization	6,454	5,584	1,741	1,479
Adjusted EBITDA	$17,317	$21,193	$2,929	$3,754

RRsat Global Communications Network Ltd. and its Subsidiaries
Consolidated Balance Sheets

In thousands except share data

	As of December 31	As of December 31
	2010	2009

Current assets
Cash and cash equivalents	$13,091	$14,941
Short term deposits	-	9,900
Marketable securities	22,516	22,708
Accounts receivable:
Trade (net of provision for doubtful accounts of $4,484
and $5,641 as of December 31, 2009 and 2010 respectively)	19,860	16,765
Other	1,312	559
Fair value of embedded currency conversion derivatives	2,078	1,703
Deferred taxes	1,657	1,507
Prepaid expenses	2,145	1,984

Total current assets	62,659	70,067

Deposits and long-term receivables	2,201	1,030

Long- term and prepaid expenses	7,709	7,787

Deferred taxes	501	505

Assets held for employee severance payments	2,015	1,664

Fixed assets, at cost, less accumulated depreciation and amortization	40,779	29,119

Goodwill	3,734	3,734

Intangible Assets, at cost, less accumulated depreciation
and amortization	897	1,215

Total assets	$120,495	$115,121

RRsat Global Communications Network Ltd. and its Subsidiaries
Consolidated Balance Sheets (cont'd)

In thousands except share data

	As of December 31	As of December 31
	2010	2009

Liabilities and shareholders’ equity

Current liabilities
Accounts payable:
Trade	$13,194	$11,275
Other	2,455	2,255
Fair value of embedded currency
conversion derivatives	1,121	2,000
Related parties	55	4
Deferred income	8,456	8,326

Total current liabilities	25,281	23,860

Long - term liabilities
Deferred income	7,619	6,731
Liability in respect of employee severance payments	2,058	1,699
Deferred taxes	1,125	888

Total long - term liabilities	10,802	9,318

Total liabilities	36,083	33,178

Commitments, contingent liabilities and liens

Shareholders' equity
Share capital:
Ordinary share NIS 0.01 par value each (20,000,000 shares
authorized as of December 31, 2009 and 2010; 17,326,716
and 17,346,561 shares issued and fully paid as of
December 31, 2009 and 2010, respectively)	40	40
Additional paid in capital	52,893	52,521
Retained earnings	31,555	29,407
Accumulated other comprehensive loss	(76)	(25)

Total shareholders’ equity	$84,412	$81,943

Total liabilities and shareholders’ equity	$120,495	$115,121

RRsat Global Communications Network Ltd. and its Subsidiaries
Consolidated Statements of Cash Flows

In thousands

	Year ended Dec 31		Three months ended December 31
	2010	2009	2010	2009
Cash flows from operating activities
Net income	$8,710	$11,578	$1,357	$2,703

Adjustments required to reconcile net income to net
cash provided by operating activities:
Deprecation and amortization	6,454	5,584	1,741	1,479
Provision for losses in accounts receivable	1,157	2,421	32	1,753
Deferred taxes	107	(1,346)	284	(647)
Discount accretion and premium amortization
of held- to- maturity securities, net	(15)	299	-	563
Discount accretion and premium amortization
of available- for- sale securities, net	(422)	(396)	(112)	(691)
Changes in liability for employee severance payments, net	8	(38)	(90)	(120)
Capital gains on sale of fixed assets, net	-	(26)	-	(1)
Expenses in relation to options granted	372	415	51	103
Changes in fair value of embedded currency
conversion derivatives	(1,254)	1,326	(452)	(670)
Profit from trading securities	(164)	(340)	(73)	(20)
Changes in assets and liabilities:
Decrease (increase) in accounts receivable - trade	(4,252)	(7,959)	745	(1,621)
Increase (decrease) in related parties, net	51	(21)	56	(54)
Decrease (increase) in accounts receivable - other	(753)	(142)	(685)	134
Increase in prepaid expenses	(161)	(594)	(710)	(808)
Decrease (increase) in deposits and
long-term receivables	(1,171)	761	(517)	644
Increase (decrease) in accounts payable	(334)	2,504	1,020	(219)
Increase in deferred income	1,018	2,928	1,527	2,698

Net cash provided by operating activities	$9,351	$16,954	$4,174	$5,226

RRsat Global Communications Network Ltd. and its Subsidiaries
Consolidated Statements of Cash Flows

In thousands

	Year ended December 31		Three months ended December 31
	2010	2009	2010	2009

Cash flows from investing activities
Investment in fixed assets	$(15,265)	$(7,955)	$(4,839)	$(1,947)
Investment in other assets	-	(161)	-	(161)
Proceeds (investment) in short term deposits	9,900	(9,900)	4,000	300
Investment in securities available- for- sale	(10,298)	(16,804)	(6,172)	(1,093)
Increase in trading securities, net	(37)	(13)	(16)	(75)
Proceeds from securities available- for- sale	10,281	1,846	5,161	(694)
Proceeds from securities held- to- maturity	780	4,652	-	633
Proceeds from sale of fixed assets	-	53	-	-

Net cash used in investing activities	$(4,639)	$(28,282)	$(1,866)	$(3,037)

Cash flows from financing activities
Dividend paid	$(6,562)	$(8,480)	$-	$-

Net cash used in financing activities	$(6,562)	$(8,480)	$-	$-

Increase (decrease) in cash and cash equivalents	$(1,850)	$(19,808)	$2,308	$2,189

Balance of cash and cash equivalents at beginning of Period	$14,941	$34,749	10,783	$12,752

Balance of cash and cash equivalents at end of Period	$13,091	$14,941	$13,091	$14,941

A. Non-cash transactions
Investment in fixed assets	$3,132	$679	$3,132	$679

B. Supplementary cash flow information
Income taxes paid	$3,027	$5,208	$391	$963